Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES 2002 FIRST QUARTER RESULTS

PARADISE ISLAND, The Bahamas, April 23, 2002 – Sun International Hotels Limited (NYSE: SIH) reported net income for the quarter, before losses attributed to its recently launched SunOnline internet gaming operations, of $31.8 million compared to recurring earnings of $32.9 million in the same period last year. On this basis, earnings per share for the period were $1.12 compared to recurring earnings per share of $1.20 for the same period last year. Non-recurring items in 2001 included pre-opening expenses and sale of real estate at the Company’s Paradise Island operations.

The Company reported EBITDA for the quarter, excluding SunOnline, of $54.2 million as compared to $55.5 million in the same period last year. Butch Kerzner, President of the Company commented, “we are very pleased with the quarter’s results. The return of business at Atlantis so soon after September 11 has been excellent. After a somewhat slower January, the property returned to 2001 levels for February and March. Consistent with our strategy not to engage in price discounting, but rather to focus on maintaining rate integrity supported by stronger marketing efforts, we were able to maintain Atlantis’ room rate for the quarter. In March, Atlantis recorded the highest monthly revenues in its history.”

Including the net loss from SunOnline, the Company recorded net income in the quarter of $29.6 million, compared to net income of $33.2 million for the same period last year. On this basis, fully diluted earnings per share for the quarter were $1.04 compared to $1.21 for the same period last year. As previously announced, on February 15, 2002, the Company agreed to sell 50% of SunOnline, the Company’s online gaming subsidiary, to Station Casinos, Inc. in a transaction that is expected to close in the second quarter of 2002.

Paradise Island

During the quarter, the Company’s Paradise Island operations achieved a record EBITDA of $51.2 million compared to $50.8 million achieved during the same period last year. The growth in EBITDA was achieved despite a decline in net revenues of $6.2 million. The Paradise Island operations benefited from the cost controls that were instituted during the last quarter of last year resulting in EBITDA margins increasing from 35.5% last year to 37.5%.

Atlantis’ revenue per available room (“RevPar”) for the quarter was $240, a 6% decline from the same period last year. RevPar trends experienced sequential improvement by month, as comparative RevPar declined by 17% and 8% in January and February, respectively, but increased in March by 2%. For the quarter, Atlantis achieved 85% occupancy at a $284 average daily room rate (“ADR”), the same rate as last year.

Call levels for the quarter into the Company’s wholly owned tour operator increased by 11% as compared to the same period last year. Call levels for April are on a pace to increase by 16%. Casino volumes have also been strong. Table drop declined by 17% in the quarter, which was almost entirely attributable to the timing of the Michael Jordan Celebrity Invitational that occurred in January of last year. The tournament has been rescheduled for September. Slot volumes were the same as last year’s strong first quarter.

The Company’s luxury resort hotel on Paradise Island, the Ocean Club, also performed well and has established itself as one of the premier hotels in the Caribbean. RevPar in the quarter increased by 13% to $612 in the current year from $542 in the same period last year. The ADR was $865 compared to $739 for the same period last year, which management believes is one of the highest ADRs for any resort property in the Caribbean. The resort has recently enhanced its amenities through the opening of the Ocean Club Spa, which is a new concept in spa design that is designed to provide a uniquely private and exclusive spa experience.

Connecticut

The Mohegan Sun Casino reported slot revenues for the quarter of $164.8 million, which was 22% above the comparable quarter last year, having more than doubled the average number of slot machines in the quarter compared to the same period last year.

Trading Cove Associates, an entity 50%-owned by the Company, receives payments from the Mohegan Tribe of 5% of gross operating revenues of the expanded Mohegan Sun operation.

In terms of the Company’s agreements with Trading Cove Associates, the Company recorded income of $6.3 million in the quarter, compared to $7.0 million in the same quarter last year, which had been favorably impacted by certain priority payments due to the Company.

Mohegan Sun expects to open the majority of its new 1,200-room luxury resort hotel during April 2002 with the balance of the rooms being opened by June 2002. Mohegan Sun’s new convention space, which approximates 100,000 square feet, is now in operation.

Other Resort Operations

The Company manages seven luxury resort hotels in Mauritius, Dubai and the Maldives. During the quarter, the Company earned management fees of $2.2 million from these operations, compared to $2.6 million in the comparable quarter last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok in Mauritius, which is currently undergoing a significant refurbishment and is expected to re-open at the end of 2002.

The Company’s managed resorts in Mauritius continued to perform well and received international accolades, with the five-star deluxe, Le Saint Geran leading the way by achieving a 15% increase in RevPar. Le Saint Geran was also voted “Best Hotel of the Year 2002” by Tatler magazine in the United Kingdom. In Dubai, the Royal Mirage, is quickly building to its pre-September 11 business levels with March RevPar down only 11% as compared to year ago levels.

Liquidity

The Company closed the quarter with strong liquidity. At the end of the quarter, the Company held $76.0 million in cash and cash equivalents, including $4.5 million in restricted cash. The balance outstanding on the Company’s Revolving Credit Facility, which was $15.0 million at the end of the quarter, has since been paid down in full.

At the end of the quarter, the Company received $19.0 million in connection with the repayment of principal and accrued interest related to Subordinated Notes due from Colony Capital. The Notes arose in connection with the Company’s sale of Resorts Atlantic City, in a transaction that was completed in April 2001.

About the Company

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.

(Consolidated Statements of Operations and Summary Segment Data are attached.)

                        Sun International Hotels Limited
                      Consolidated Statements of Operations
                 (In Thousands of Dollars Except Per Share Data)

                                                                For the Three Months
                                                                  Ended March 31,
                                                            ----------------------------
                                                                2002           2001
                                                            -------------  -------------
                                                                     (Unaudited)
 Revenues:
        Casino and resort revenues                               143,924      $ 151,793
        Less: promotional allowances                              (7,001)        (8,801)
                                                            -------------  -------------
                                                                 136,923        142,992
        Tour operations                                           10,053         10,626
        Management and other fees                                  8,900         10,116
        Real estate related                                            -          4,864
        Other                                                      1,168            771
                                                            -------------  -------------
                                                                 157,044        169,369
                                                            -------------  -------------

 Expenses:
        Casino and resort expenses                                66,959         71,936
        Tour operations                                            8,536          9,398
        Selling, general and administrative                       22,575         21,727
        Real estate related                                            -          1,266
        Corporate expenses                                         6,805          5,992
        Depreciation and amortization                             13,654         11,505
        Pre-opening expenses                                           -          3,257
                                                            -------------  -------------
                                                                 118,529        125,081
                                                            -------------  -------------

 Operating income                                                 38,515         44,288

 Other income and expenses:
        Interest income                                              908          2,749
        Interest expense, net of capitalization                  (10,654)       (14,210)
        Equity in earnings of associated companies, net            1,263          1,823
        Other, net                                                  (130)             -
                                                            -------------  -------------

 Income before income taxes                                       29,902         34,650

 Income tax provision                                               (292)        (1,427)
                                                            -------------  -------------

 Net income                                                     $ 29,610       $ 33,223
                                                            =============  =============

 Diluted earnings per share                                       $ 1.04         $ 1.21

 Weighted average number of shares outstanding - diluted          28,402         27,410

                                    Summary Segment Data
                        (Dollars In Millions Except Room Statistics)
                                        (Unaudited)

                                             For the Three Months
                                                Ended March 31,
                                      ------------------------------------
                                           2002                 2001
                                      ----------------     ---------------
Paradise Island operations
     Gross revenues (1)                       $ 143.8             $ 151.8
       Casino                                    37.0                42.4
       Hotel (2)                                106.8               109.4

     EBITDA (3)                                $ 51.2              $ 50.8

     Atlantis
       Occupancy                                  85%                 90%
       ADR                                      $ 284               $ 284
       RevPar                                   $ 240               $ 256

     Ocean Club
       Occupancy                                  71%                 73%
       ADR                                      $ 865               $ 739
       RevPar                                   $ 612               $ 542

Online gaming operations
     Gross revenues                             $ 0.1                 $ -

     EBITDA loss (4)                           $ (2.1)                $ -

  (1)The three month period of 2001 excludes revenues of  $4.9 million from Ocean Club Estates lot sales
  (2)Excludes results of the Company's wholly owned tour operator.
  (3)The three month period of 2001 excludes a gain of $3.6 million from Ocean Club Estates lot sales and pre-opening expenses of $1.5 million.
  (4)Costs related to online gaming in the three month period of 2001 was comprised of pre-opening expenses of $1.7 million